SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nautilus Group, Inc.

401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Nautilus Group, Inc.

1400 NE 136th Avenue

Vancouver, WA 98684

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

(1) Schedules required by Form 5500 that are not applicable have not been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Nautilus Group, Inc. 401(k) Savings Plan

Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of The Nautilus Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon

June 25, 2004

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value (Note 3)	$10,553,047	$7,329,417

Receivables:
Employee contributions	86,290	86,904
Employer matching contributions	549,273	300,979

Total receivables	635,563	387,883

LIABILITIES:
Other payables	(2,340)	(12,690)

NET ASSETS AVAILABLE FOR BENEFITS	$11,186,270	$7,704,610

See notes to financial statements.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Interest and dividends	$122,108	$78,173
Net appreciation (depreciation) in fair value of investments (Note 3)	1,795,756	(2,203,949)

Net investment income (loss)	1,917,864	(2,125,776)

Contributions:
Participant contributions	2,159,076	2,163,945
Employer matching contributions	549,273	300,979
Rollover contributions	75,553	3,587,854

Total contributions	2,783,902	6,052,778

Total additions	4,701,766	3,927,002

DEDUCTIONS:
Benefits paid to participants	1,220,106	468,805

NET INCREASE	3,481,660	3,458,197

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	7,704,610	4,246,413

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,186,270	$7,704,610

See notes to financial statements.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of The Nautilus Group, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of The Nautilus Group, Inc. (the “Company”). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. The Plan is available to all eligible employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee – Security Trust Company, N.A. is the Plan’s trustee, and holds all investments of the Plan. Effective January 1, 2004, the Company changed the Plan’s trustee. Refer to Note 6 for further discussion.

Administration of the Plan – The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with Invesmart, Inc. to provide recordkeeping services with respect to the Plan. Effective January 1, 2004, the Company changed the Plan’s recordkeeper. Refer to Note 6 for further discussion.

Contributions – Participants may voluntarily contribute between 1% and 30% of their compensation, limited to $12,000 and $11,000 in 2003 and 2002, respectively, as prescribed by the Internal Revenue Code. Participants may change their contribution percentage quarterly. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds and an employer stock fund as investment options for participants. Participants can change the allocation of contributions or transfer balances between funds up to six times per year. The Company may match a portion of the participant’s elective contribution. The Company makes matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation for all eligible employees excluding Nautilus Human Performance Systems, Inc. (“Nautilus HPS”) employees. For eligible Nautilus HPS employees, the Company matched 35% of employee contributions on the first 4% of allowable employee compensation for the year ended December 31, 2002. Beginning in the 2003 Plan year, Nautilus HPS employees became eligible for matching contributions of 50% of the employee contributions on the first 6% of allowable employee compensation. Matching contributions are subject to certain limitations. Participants must be employed by the Company for 12 consecutive months in order to become eligible to begin earning matching contributions. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

On February 8, 2002, the Company acquired StairMaster Sports/Medical Inc. (“StairMaster”). As a result of this acquisition, StairMaster employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning March 1, 2002.

Participant Accounts – A separate account is maintained for each participant, which is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings or losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company’s matching contributions and earnings or losses thereon pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Payment of Benefits – Upon termination of service, a participant will be paid a lump-sum amount equal to the vested account value if less than $5,000. In addition to the lump-sum payment option, participants who maintain a balance greater than or equal to $5,000 may elect to maintain their account in the Plan until a future date, elect a partial distribution, or elect to receive installment payments.

Forfeitures – Forfeited balances of terminated participants’ nonvested accounts were used to reduce the employer match liability.

Loans – Loans to participants are not permitted under the Plan. However, StairMaster employees with loans that existed prior to the acquisition in February 2002 were permitted to rollover any remaining loan balance into the Plan for repayments only.

Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is based on published market prices at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses are paid by the Plan to the extent not paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes – The Plan document is based on a non-standardized prototype plan and adoption agreement, which were approved by the Internal Revenue Service (“IRS”), as to form, by a letter dated November 19, 2001. However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

During the year ended December 31, 2003, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2003. During the year ended December 31, 2002, the Plan failed to pass the requirements for the Actual Contribution Percentage (“ACP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2002.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002
American Funds Growth Fund of America	$2,060,495	$1,327,309
American Funds American Balanced	1,496,996	1,003,597
MetLife Stable Value	1,177,303	878,427
American Funds New Perspective	1,039,924	626,016
The Nautilus Group, Inc. Common Stock	973,119	970,297
Dreyfus Premier Core Bond	849,304	787,922
American Funds Fundamental Investors	760,465	517,791
Franklin Small Cap Growth	677,282	N/A

Net appreciation (depreciation) by investment type for the year ended December 31 is as follows:

	2003	2002
Mutual Funds	$1,748,655	$(969,866)
Common Stock	47,101	(1,234,083)

Total	$1,795,756	$(2,203,949)

4.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company’s common stock at the direction of the participants.

5.	CONCENTRATION OF RISK

The Plan’s assets consist of financial instruments including temporary cash investments, mutual funds, and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds and Company common stock are subject to changes in market values of such investments. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.	SUBSEQUENT EVENT

Effective January 1, 2004, the Company transferred all of the Plan’s assets to T. Rowe Price Trust Company (“T. Rowe Price”). Beginning with the 2004 Plan year, T. Rowe Price has become the Plan’s trustee, and the Company has contracted with T. Rowe Price to provide recordkeeping services with respect to the Plan.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost(1)	(e) Current Value
	CASH		$44,439

	MUTUAL FUNDS:
	American Funds American Balanced		1,496,996
	Dreyfus Premier Core Bond		849,304
	American Funds EuroPacific Growth		519,925
	Franklin Small Cap Growth		677,282
	American Funds Fundamental Investors		760,465
	American Funds Growth Fund of America		2,060,495
	MetLife Stable Value		1,177,303
	American Funds New Perspective		1,039,924
	Munder Index 500		439,824
	Putnam Small Cap Value		475,168

	Total mutual funds		9,496,687

	COMMON STOCK:
*	The Nautilus Group, Inc.		973,119

	PARTICIPANT LOANS - (Interest rates ranging from 7.0% to 11.0%, maturing from 4/18/2005 to 7/31/2009)		38,802

	TOTAL INVESTMENTS		$10,553,047

*	Denotes a party-in-interest with respect to the Plan
(1)	Historical cost information is not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of The Nautilus Group, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NAUTILUS GROUP, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 28, 2004	By: /s/ Rod W. Rice
Rod W. Rice, Chief Financial Officer and Secretary,
The Nautilus Group, Inc.